

December 6, 2012

Via E-mail
Ms. Margaret A. Meister
Executive Vice President and
Chief Financial Officer
Symetra Financial Corporation
777 108th Avenue NE, Suite 1200
Bellevue, WA 98004

Re: **Symetra Financial Corporation**
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 29, 2012
File No. 001-33808

Dear Ms. Meister

      We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

      After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filing.

Business
Products, page 9

1. You state that your universal life insurance policies and fixed annuities products have minimum guaranteed crediting rates. Please provide us proposed disclosure to be included in future periodic reports that quantifies the distribution of annuity and universal life account values at the different minimum guaranteed crediting rates.

Risk Factors
Fluctuations in interest rates and interest rate spreads could impact sales, profitability or cash flows of interest-rate sensitive products, page 27

2. You state that fluctuations, mainly prolonged periods of low or declining interest rates and interest rate spreads could negatively impact sales, profitability and/or cash flows of interest-

rate sensitive products, reduce investment income and increase prepayment risk. Please provide us proposed disclosure to be included, in MD&A, in future periodic reports that discloses the expected effects of this known trend or uncertainty on your future financial position, results of operations and cash flows. To the extent that information about the amount you expect to have to reinvest new cash flows or to reinvest at lower rates, or information about the amount of products you are committed at guaranteed rates is necessary to understand these effects, please include these amounts and their effects in your proposed disclosure to the extent known.

Notes to Consolidated Financial Statements

Note 16. Dividends, page 149

3. In addition to the restrictions on the amount of dividends paid from the subsidiaries to the parent company that you have disclosed, please provide us proposed disclosure to be included in future periodic reports to comply with Rule 4-08(e) of Regulation S-X to also disclose the nature of restrictions and the amount of the retained earnings or net income restricted or free of restriction for payment of dividends by Symetra Financial Corporation to its stockholders.

Note 17. Statutory-Basis Information, page 149

4. Please address the following as proposed disclosure to be included in future periodic reports:
    - Include the statutory capital and surplus for your insurance subsidiaries in addition to Symetra Life Insurance Company.
    - Include the minimum statutory amounts for all three subsidiaries. Refer to ASC 944-505-50(1)(b).
    - Regarding the risk-based capital requirements, quantify the amount that the ratios were exceeded or include a statement that the minimum amount is not significant to the actual amount.
    - Include the disclosure required by ASC 944-505-50(2-4) and 50(6) as applicable.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:
    - the company is responsible for the adequacy and accuracy of the disclosure in the filing;
    - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant